Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO: RESULTS AS AT 31st MARCH 2007

•             Consolidated net income for the first quarter of 2007 at 4 billion euro with capital gains on the sale of Cariparma e FriulAdria (2006 first quarter: 1.3 billion).

•             Adjusted consolidated net income for the first quarter of 2007 at 1,313 million euro, +13.2% (2006 first quarter: 1,160 million).

•             Income before tax from continuing operations at 1,955 million euro, +8.4% (2006 first quarter: 1,803 million), +15.5% adjusted.

•             Operating margin at 2,340 million euro, +8.2% (2006 first quarter: 2,163 million), +14% adjusted.

•             Operating income at 4,687 million euro, +4.4% (2006 first quarter: 4,489 million), +7% adjusted.

•             Operating costs at 2,347 million euro, +0.9% (2006 first quarter: 2,326 million).

•             Capital ratios as at 31st March 2007: Tier 1 ratio at 8%.

Torino, Milano, 15th May 2007 – Today, Intesa Sanpaolo’s Management Board, chaired by Enrico Salza, met and approved the consolidated quarterly report as at 31st March 2007. This report includes the Group’s first accounting, non pro forma, figures (*).

(*) For consistency purposes, the income statement data for the four quarters of 2006 were restated following the change in the full consolidation area with respect to three groups of transactions:

1.               the sale of Cariparma and FriulAdria to Crédit Agricole. These companies exited the full consolidation area in the first quarter of 2007, and their contribution to net income for the first two months of 2007 – as well as the capital gain made on their sale in March 2007 – was registered in discontinued operations. For 2006, the relevant components were deconsolidated line by line and their contribution to net income recorded in discontinued operations;

2.               202 branches to be sold to Crédit Agricole. Their contribution to net income for the first quarter of 2007 was recorded in discontinued operations. For 2006, the relevant components were deconsolidated line by line and their contribution to net income transferred to discontinued operations;

3.               acquisition of Banca Italo Albanese, Bank of Alexandria, Cassa dei Risparmi di Forlì and Panonska Banka. These banks were included in the full consolidation area as regards the income statement for the first quarter of 2007. For 2006, the relevant components were consolidated line by line.

Furthermore, the components relating to tax collection companies, recorded in income from discontinued operations in the second and third quarter of 2006 and not included in the full consolidation area for the fourth quarter of 2006, were deconsolidated line by line for the first quarter of 2006 and their contribution to net income recorded in discontinued operations. Again for consistency purposes, the balance sheet data for the four quarters of 2006 were restated deconsolidating line by line the components relating to Cariparma, FriulAdria and the 202 branches included in the sale to Crédit Agricole and recording their contribution in assets/liabilities related to non-current assets held for sale and discontinued operations. Similarly, the figure for the first quarter 2006 was restated also for the component relating to tax collection companies.

The results for the first quarter of 2007 highlighted a positive performance across all the business units and were in line with the 2007-2009 Business Plan targets, which is particularly important in the crucial starting phase of the integration process. The customer acquisition trend is likewise important: around 73,000 new customers on a net basis were acquired in Italy in the first four months since the merger went into effect and there has been evidence of acceleration in the monthly average figures of new customers on a net basis since the merger was announced: around 3,000 in the third quarter of 2006, nearly 9,000 in the fourth quarter of 2006, nearly 17,000 in the first quarter of 2007 and more than 22,000 last April.

Intesa Sanpaolo’s consolidated net income for the first quarter of 2007 amounted to 4,002 million euro from 1,253 million of the first quarter of 2006. Excluding the main non-recurring components from the results of both the first quarter 2007 and the same period of 2006, adjusted net income rose by 13.2% to 1,313 million euro from 1,160 million. Adjusted net income for the first quarter of 2007 was 1,313 million euro, excluding a capital gain of 2,957 million on the sale of Cariparma and FriulAdria to Crédit Agricole and integration charges relating to the merger of 21 million as well as relevant taxes of 147 million and effect of purchase cost allocation (net of tax) of 100 million; adjusted net income for the first quarter of 2006 stood at 1,160 million euro, excluding 110 million from profits on trading related to the positions in Fiat and Parmalat as well as 41 million of related tax and 24 million from tax collection companies registered under income after tax from discontinued operations.

Statement of income for the first quarter of 2007

The consolidated statement of income for the first quarter of 2007 registered operating income of 4,687 million euro, +4.4% from 4,489 million in the first quarter of 2006; the rise is 7% taking into account the adjusted figure for 2006 which does not include 110 million from profits on trading related to the positions in Fiat and Parmalat; a 6.7% decrease was instead registered with respect to the last quarter of 2006 which shrinks to 2.3% if the adjusted figure for 2006 is considered which does not include 228 million euro of capital gain on the sale of Ixis Asset Management Group and Ixis Corporate & Investment Bank. This 2.3% drop was due to the high level – also owing to seasonal effects – of profits on investments carried at equity reached in the last quarter of 2006.

As part of it, in the first quarter of 2007, net interest income rose to 2,433 million, +13.2% compared to the 2,149 million for the corresponding period of 2006 and +1% compared to the previous quarter.

Net fee and commission income recorded 1,627 million euro, -2.9% with respect to the 1,675 million in the first quarter of 2006, following the implementation of the commercial policy geared to value creation for customers which the merger ensured that has led to:

•                  general alignment of pricing to the best conditions previously applied by Banca Intesa and Sanpaolo IMI;

•                  cancellation of ATM/bancomat commissions for operations made by customers of one of the merged banks with the other’s network;

•                  extension to the entire Intesa Sanpaolo network of current accounts such as Zerotondo, which include a series of standardised services and are characterised by a limited outlay compared to traditional current accounts;

•                  lower placement of products with high up-front commissions.

The aforementioned actions led, in particular, to a decrease in commissions on collection and payment services (-15.7%), dealing and placement of securities (-11.7%) and current accounts (-6.8%) while a growth was registered in credit and debit cards (+25.5%), guarantees given (+15.4%) and the distribution of insurance products (+6.1%). Commissions were stable with respect to the previous quarter with the increase in the component of credit and debit cards (+16%) and dealing and placement of securities (+13%) offset by the decrease in commissions on collection and payment services (-16%) and current accounts (-8%).

Profits on trading registered 440 million euro compared to the 502 million in the first quarter of 2006 (392 million is the adjusted figure for the latter quarter which does not include the effect of the position in

Fiat and Parmalat) and to the 658 million in the fourth quarter of 2006 (430 million is the adjusted figure for the latter quarter which does not include the effect of the capital gain on the sale of Ixis Asset Management Group and Ixis Corporate & Investment Bank).

Income from insurance business, referring to life and casualty branches in which the subholding Eurizon operates, reached 101 million euro from 95 million in the first quarter of 2006 and from 168 million in the fourth quarter of 2006, which had benefited from the results of financial management.

Operating costs, which showed a still marginal effect of both the merger and the Business Plan - registered 2,347 million euro slightly up (+0.9%) from 2,326 million in the first quarter of 2006, due to personnel expenses (+3.3%), for which provisions were set aside for both assumptions of labour contract renewal and the variable component of retribution. Conversely, a decrease was registered in both administrative expenses (-2.9%) and adjustments (-1.5%). Operating costs dropped by 15% with respect to the fourth quarter of 2006 - also for the seasonal effects - thanks to personnel expenses (-7.5%), administrative expenses (-22.9%) and adjustments (-29.8%).

Consequently, operating margin registered 2,340 million euro, +8.2% compared to the 2,163 million in the first quarter of 2006, +14% if the figure of the latter quarter is adjusted excluding the effect of the position in Fiat and Parmalat, with an improvement in the cost/income ratio, from 51.8% to 50.1%. Operating margin was up by 3.4%, with respect to the fourth quarter of 2006, by 15% if the figure of the latter quarter is adjusted excluding the capital gain on the sale of Ixis Asset Management Group and Ixis Corporate & Investment Bank.

Net provisions and adjustments (net provisions for risks and charges, net adjustments to loans, net impairment losses on other assets) amounted to 420 million euro, compared to the 364 million euro in the corresponding period of 2006 and the 627 million in the previous quarter. The figure for the first quarter of the current year included adjustments of 112 million euro to performing loans mostly due to non-recurring provisions set aside on the redefinition of conditions of certain types of mortgage contracts to customers’ advantage. The caption profits/losses on investments held to maturity and on other investments registered a positive balance of 35 million euro, compared to the 4 million in the first quarter of 2006 and the 91 million in the fourth quarter of 2006.

Income before tax from continuing operations registered 1,955 million euro, +8.4% compared to the 1,803 million in the first quarter of 2006 (+15.5% if the latter quarter is adjusted excluding the Fiat e Parmalat effect) and +13.2% compared to the fourth quarter of 2006 (+30.4% if the latter quarter is adjusted excluding the effect of the Ixis sale).

Consolidated net income amounted to 4,002 million euro - compared to the 1,253 million for the first quarter 2006 and the 899 million for the previous quarter - after income taxes of 697 million, integration charges (net of tax) of 14 million, effect of purchase cost allocation (net of tax) of 100 million, income after tax from discontinued operations of 2,891 million (which included net capital gain of 2,803 million on the sale of Cariparma and FriulAdria to Crédit Agricole) and minority interests of 33 million.

Adjusted consolidated net income amounted to 1,313 million euro in the first quarter of 2007 compared to the 1,160 million in the first quarter 2006 (+13.2%) and to the 1,086 million in the fourth quarter of 2006 (+20.9%) excluding: from the figure of first quarter 2007, integration charges and effect of purchase cost allocation as well as the capital gain on the sale of Cariparma and FriulAdria and related tax; from the figure of first quarter 2006, the effect of Fiat and Parmalat and related tax as well as discontinued tax collection companies (net of tax); from the figure of fourth quarter 2006, the effect from the Ixis sale, integration charges, tax and discontinued tax collection companies (net of tax).

Balance sheet as at 31st March 2007

As regards the consolidated balance sheet figures, as at 31st March 2007 loans to customers amounted to 332 billion euro, with a 1.6% rise on the figure as at 31st December 2006 and a 9.1% rise on the figure as at 31st March 2006. Total non-performing loans (doubtful, substandard/restructured and past due by over 180 days) – net of adjustments – amounted to 7,744 million euro, -0.5% with respect to the 7,782 million as at 31st December 2006. In detail, doubtful loans slightly increased from 2,703 to 2,785 million euro, with an incidence of 0.8% on total loans (unchanged with respect to year-end 2006) and coverage of 72% (the same as at year-end 2006), substandard/restructured loans were basically unchanged moving from 3,920 to 3,926 million euro and loans past due by over 180 days decreased from 1,159 to 1,033 million euro.

Customer financial assets totalled 892 billion euro, +0.7% compared to 31st December 2006 and +5.5% to 31st March 2006. As part of it, direct customer deposits amounted to 373 billion, +0.9% compared to 31st December 2006 and +8.6% to 31st March 2006, and indirect customer deposits reached 546 billion euro, +0,7% with respect to year-end 2006 and +3.5% to 31st March 2006. Assets under management equalled 201 billion, decreasing 1% with respect to year-end 2006 and 2% with respect to 31st March 2006, with a rise in the placement of bancassurance products which only partially offset the decrease in mutual funds and individual portfolio management schemes. Assets under management do not comprise mutual funds of former Gruppo Intesa which are included in assets under administration and in custody following the sale to Crédit Agricole in December 2005 of Nextra, the company expected to re-enter the Intesa Sanpaolo Group within the current year. As for bancassurance, in the first three months of the current year, the new life policies amounted to 2.1 billion euro for Eurizon and 1.1 billion for Intesa Vita.

Capital ratios as at 31st March 2007 were calculated:

i.                  assuming - for the quarterly quota - a distribution in 2008 of 0.38 euro per ordinary share and 0.391 per saving share - the same amount as distributed in 2007,

ii.               deducting 50/50 - according to the recent provisions of Supervisory authorities - from Tier 1 and Tier 2 capital the items previously to be deducted from total capital (in particular, the 50/50 deduction concerns investments in banks and financial companies while it does not regard insurance companies since, for Intesa Sanpaolo, stakes in the latter remain among the items to be deducted from total capital), and resulted in: Core Tier 1 ratio at 7.2%, Tier 1 ratio at 8% and total capital ratio at 10.9%. Capital ratios as at 31st December 2006 - referred to the Intesa Group on a stand alone basis and calculated including the distribution in 2007 of 0.38 euro per ordinary share and 0.391 per saving share - were equal to Core Tier 1 ratio at 5.5%, Tier 1 ratio at 6.3% and total capital ratio at 9.5%.

* * *

As at 31st March 2007, Gruppo Intesa Sanpaolo’s operating structure had a total network of 7,055 branches – of which 5,839 in Italy and 1,216 abroad - with 99,936 staff, 557 lower compared to 31st December 2006.

* * *

Breakdown of results by business area

The Banca dei Territori Division comprises:

•                  the Retail Department, which serves households, affluent (private customers with financial assets up to one million euro), small businesses (concerns with a turnover of less than 2.5 million and with loan facilities of less than one million euro) and Non-Profit Entities;

•                  the SME Department, in charge of managing SMEs with a turnover between 2.5 and 150 million;

•                  the Private Bank, which serves private customers with financial assets of over one million euro;

•                  the regional banks in which the ICT integration process was not started/completed over the first quarter 2007 (Intesa Casse del Centro, Banca di Trento e Bolzano, Cassa di Risparmio di Biella e Vercelli, Cassa dei Risparmi di Forlì e della Romagna);

•                  product companies specialised in industrial credit (Banca Intesa Mediocredito and Banca CIS), leasing (Intesa Leasing and Sanpaolo Leasint) and consumer credit (Neos Banca and Agos Itafinco).

This Division also includes insurance companies Intesa Vita and Intesa Previdenza, Sanpaolo Bank (Luxembourg) which operates in international private banking, fiduciary service companies SIREFID and Sanpaolo Fiduciaria, Setefi (the company specialised in management of electronic payment systems), Farbanca (the on-line bank for the pharmaceutical and health-care sector; its sale to Banca Popolare di

Vicenza has been resolved upon) and Si Holding (where the Group has a 36.7% interest, which wholly owns CartaSi, the inter-bank company leader in the Italian credit card market).

In the first quarter of 2007, the Banca dei Territori Division registered a 7.3% increase in operating income to 3,009 million euro from 2,804 million in first quarter 2006, accounting for 64% of consolidated operating income (62% in first quarter 2006). Operating costs were stable - from 1,539 to 1,547 million euro - and led to a 15.6% increase in operating margin which rose to 1,462 million euro from 1,265 million and a cost/income ratio decreasing from 54.9% to 51.4%. Net provisions and adjustments were substantially unchanged, from 279 million euro to 282 million. As a result, income before tax from continuing operations amounted to 1,180 million euro with a 19.4% increase with respect to the 988 million in first quarter 2006.

The Corporate & Investment Banking Division includes:

•                  the Corporate Relations Department, which manages the relations with Large and Mid Corporates (with a turnover exceeding 150 million) in Italy, and develops activities in support of international trade;

•                  the International Network Department, which comprises foreign branches, representative offices and international subsidiaries specialised in corporate banking (Société Européenne de Banque, Intesa Bank Ireland, Banca Intesa France, ZAO Banca Intesa, Sanpaolo IMI Bank Ireland). This department has the mission of developing and managing the foreign corporate segment as well as providing specialised assistance and support to Italian corporate internationalisation and export;

•                  the Financial Institutions Department, which is responsible for relations with Italian and foreign financial institutions, management of transactional services related to payment systems, custody and settlement of securities as custodian and correspondent bank;

•                  the Investment Banking Department, which creates structured finance products and provides M&A services to the Group’s clients;

•                  the Merchant Banking Department, which operates in the private equity area including through the companies Private Equity International (PEI) and IMI Investimenti;

•                  the Capital Markets Department, which operates through Banca Caboto and Banca IMI in the capital markets activities for the Group’s clients and institutional operators in market making activities;

•                  the Finance Operations Department, which supplies specific functions of post trading and IT in the finance area.

This Division also comprises the activities of Intesa Mediofactoring.

In the first quarter of 2007, operating income of the Corporate & Investment Banking Division equalled 634 million euro – a 2.3% decrease compared to the 649 million of the first quarter 2006 though a 17.6% increase when adjusting the 2006 figure due to the Fiat and Parmalat effect – accounting for 14% of consolidated operating income (in the corresponding period of 2006, the contribution had been 14%, 12% adjusted). With operating costs decreasing by 4.4% to 197 million euro from 206 million in first quarter 2006, operating margin amounted to 437 million euro, a 1.4% decrease with respect to the 443 million in first quarter 2006 though a 31.2% increase compared to the adjusted figure of the same period, and the cost/income ratio was at 31.1% from 31.7% (38.2% adjusted). Net provisions and adjustments halved from 49 to 25 million euro. Income before tax from continuing operations amounted to 412 million euro, a 1.2% decrease compared to the 417 million of first quarter 2006 though a 34.2% increase compared to the adjusted figure of the same period.

The Public Finance business unit is responsible for managing and developing relations with State clients, public entities, local entities, public utilities, health services and general contractors. Through Banca Intesa Infrastrutture e Sviluppo (BIIS) and Banca OPI this business unit supplies consultancy and financing services to bodies and institutions in reference sectors (public entities and local service companies for the execution of infrastructure works). The foreseen integration between Banca OPI and BIIS will lead by the end of the current year to the setting up of the first Italian bank in Public Finance and one of the leaders in Europe.

In the first quarter of 2007, operating income of the Public Finance business unit amounted to 62 million euro, with a 6.9% increase compared to the 58 million of first quarter 2006, equal to 1% of consolidated operating income (the same as in first quarter 2006). With unchanged operating costs at 22 million euro, operating margin reached 40 million euro, +11.1% compared to the 36 million in first quarter 2006, and the cost/income ratio decreased from 37.9% to 35.5%. Net provisions and adjustments showed an increase in net write-backs from 1 to 2 million euro. Income before tax from continuing operations equalled 42 million euro, with a 13.5% increase compared to the 37 million of first quarter 2006.

The International Subsidiary Banks Division is responsible for activities in foreign markets where the Group is operational through commercial banking subsidiaries. The Division provides guidelines, coordination and support to subsidiaries abroad mainly active in retail banking; it is responsible for defining the Group’s development strategy related to its direct presence abroad as well as exploring and analysing new growth opportunities in markets where the Group already has a presence and in new markets. The Division also coordinates operations of international subsidiaries and their relations with the Parent Company’s central functions and the Corporate & Investment Banking Division’s branches and offices abroad. The Division is made up of the three following Departments which are in charge of the different geographical areas of the Group’s international presence:

•                  the CEE & SEE Banking Area, including the banking subsidiaries in Central-Eastern Europe (Banka Koper in Slovenia, Vseobecna Uverova Banka in Slovakia, Central-European International Bank and Inter-Europa Bank in Hungary) and in South-Eastern Europe (Privredna Banka Zagreb in Croatia, Banca Intesa Beograd and Panonska Banka in Serbia, UPI Banka and LTG Banka in Bosnia and Herzegovina, Banca Italo Albanese in Albania and Sanpaolo IMI Bank Romania);

•                  the Commonwealth of Independent States Banking Area, which includes the subsidiary KMB Bank in the Russian Federation;

•                  the South Mediterranean & Asia Banking Area, in charge of developing, in particular, relations in the Mediterranean basin where the Group has a presence through Bank of Alexandria.

In the first quarter of 2007, operating income of the International Subsidiary Banks Division equalled 436 million euro with a 24.6% increase from 350 million of first quarter 2006, accounting for 9% of consolidated operating income (8% in the 2006 corresponding period). Operating costs grew by 7.4% to 219 million euro from 204 million in first quarter 2006 due to the extension of the commercial network; as a result, operating margin rose by 48.6% to 217 million euro from 146 million and the cost/income ratio dropped to 50.2% from 58.3%. Net provisions and adjustments decreased from 33 to 31 million euro; after profits on investments held to maturity and on other investments of 2 million, income before tax from continuing operations amounted to 188 million euro, with a 62.1% increase compared to the 116 million of first quarter 2006.

The business unit Eurizon Financial Group is the Intesa Sanpaolo Group’s subholding company responsible for the Assurance sector and includes the insurance business run by EurizonVita, the asset-gathering activities performed by Banca Fideuram’s network of financial advisors serving customers with medium to high savings potential and, asset management carried out by Eurizon Capital.

In the first three months of 2007, the business unit Eurizon Financial Group registered an 8.8% increase in operating income which rose to 358 million euro from 329 in the corresponding period of 2006, accounting for 8% of consolidated operating income (7% in first quarter 2006). With operating costs which grew 8.5% to 140 million euro from 129 million due to development activities, operating margin amounted to 218 million euro, +9% compared to the 200 million of first quarter 2006, and the cost/income ratio was almost unchanged from 39.2% to 39.1%. Net provisions and adjustments increased from 7 to 11 million euro. Income before tax from continuing operations grew by 7.3% to 207 million euro from 193 million of first quarter 2006.

* * *

The outlook for 2007 is positive for the Intesa Sanpaolo Group, with results registering a growth trend in line with the guidelines of the Business Plan, without considering extraordinary income, of which only a part - though significant - was earned over the first three months of the current year.

* * *

In order to present more complete information regarding the results generated in the first quarter of 2007, the reclassified consolidated statement of income and the reclassified consolidated balance sheet included in the report on operations approved by the Management Board are attached. Please note that the quarterly report has not been reviewed by the Auditing company.

* * *

It is hereby declared that pursuant to par. 2 art. 154-bis of Legislative Decree 58/98 the accounting reporting contained in this communication corresponds to the records, books and accounts of the Company.

The Manager in charge of preparing the Company’s financial reports.

B. Picca

* * *

For 2007, the Intesa Sanpaolo Group notifies that pursuant to provisions set forth in Art. 82, par. 2 of Consob resolution 11971 of 14th May 1999 as amended, the half-yearly Report as at 30th June 2007 will be available for shareholders and the market within the deadline of 75 days since the end of semester, instead of the quarterly report as at 30th June 2007.

* * *

Cautionary Statement for Purposes of the “Safe Harbor” Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a “safe harbor” for forward-looking statements. This press release contains certain forward looking statements and forecasts reflecting management’s current views with respect to certain future events. The Intesa Sanpaolo Group’s ability to achieve its projected results is dependant on many factors which are outside of management’s control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Group’s actual results to differ materially from those projected or implied in any forward-looking statements:

•                  the Group’s ability to successfully integrate the employees, products, services and systems of the merger of Intesa S.p.A. and Sanpaolo IMI S.p.A. as well as other recent mergers and acquisitions;

•                  the impact of regulatory decisions and changes in the regulatory environment;

•                  the impact of political and economic developments in Italy and other countries in which the Group operates;

•                  the impact of fluctuations in currency exchange and interest rates; and

•                  the Group’s ability to achieve the expected return on the investments and capital expenditures it has made it Italy and in foreign countries.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the Group will achieve its projected results.

Investor Relations (Andrea Tamagnini)		Media Relations (Costanza Esclapon)
+39.02.87943180		+39.02.87963531
investor.relations@intesasanpaolo.com		stampa@intesasanpaolo.com

www.intesasanpaolo.com

Gruppo Intesa Sanpaolo

Consolidated statement of income

(in millions of euro)

		31.03.2006	Changes		31.03.2006
	31.03.2007	restated (*)	amount	%	(**)

Net interest income	2,433	2,149	284	13.2	1,146
Dividends and profits (losses) on investments carried at equity	46	38	8	21.1	27
Net fee and commission income	1,627	1,675	-48	-2.9	798
Profits (Losses) on trading	440	502	-62	-12.4	352
Income from insurance business	101	95	6	6.3	—
Other operating income (expenses)	40	30	10	33.3	12
Operating income	4,687	4,489	198	4.4	2,335
Personnel expenses	-1,431	-1,385	46	3.3	-667
Other administrative expenses	-725	-747	-22	-2.9	-370
Adjustments to property, equipment and intangible assets	-191	-194	-3	-1.5	-112
Operating costs	-2,347	-2,326	21	0.9	-1,149
Operating margin	2,340	2,163	177	8.2	1,186
Goodwill impairment	—	—	—	—	—
Net provisions for risks and charges	-92	-70	22	31.4	-34
Net adjustments to loans	-326	-297	29	9.8	-189
Net impairment losses on other assets	-2	3	-5		2
Profits (Losses) on investments held to maturity and on other investments	35	4	31		1
Income (Loss) before tax from continuing operations	1,955	1,803	152	8.4	966
Taxes on income from continuing operations	-697	-643	54	8.4	-321
Merger and restructuring related charges (net of tax)	-14	—	14	—	—
Effect of purchase cost allocation (net of tax)	-100	—	100	—	—
Income (Loss) after tax from discontinued operations	2,891	137	2,754		130
Minority interests	-33	-44	-11	-25.0	-24

Net income	4,002	1,253	2,749		751

Basic EPS – Euro	0.330				0.116

Diluted EPS – Euro	0.330				0.116

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

(**) Figures relative to Gruppo Intesa, as published in the Annual Report 2006.

Gruppo Intesa Sanpaolo

Quarterly development of the consolidated statement of income

(in millions of euro)

	2007	2006 restated (*)
						Average
						of
	First	Fourth	Third	Second	First	the
	quarter	quarter	quarter	quarter	quarter	quarters
Net interest income	2,433	2,410	2,278	2,247	2,149	2,271
Dividends and profits (losses) on investments carried at equity	46	106	41	86	38	68
Net fee and commission income	1,627	1,637	1,579	1,655	1,675	1,637
Profits (Losses) on trading	440	658	325	345	502	458
Income from insurance business	101	168	90	99	95	113
Other operating income (expenses)	40	44	22	35	30	33
Operating income	4,687	5,023	4,335	4,467	4,489	4,580
Personnel expenses	-1,431	-1,547	-1,400	-1,399	-1,385	-1,433
Other administrative expenses	-725	-941	-731	-780	-747	-800
Adjustments to property, equipment and intangible assets	-191	-272	-216	-217	-194	-225
Operating costs	-2,347	-2,760	-2,347	-2,396	-2,326	-2,458
Operating margin	2,340	2,263	1,988	2,071	2,163	2,122
Goodwill impairment	—	—	—	—	—	—
Net provisions for risks and charges	-92	-181	-47	-39	-70	-84
Net adjustments to loans	-326	-439	-298	-293	-297	-332
Net impairment losses on other assets	-2	-7	-5	-2	3	-3
Profits (Losses) on investments held to maturity and on other investments	35	91	4	66	4	41
Income (Loss) before tax from continuing operations	1,955	1,727	1,642	1,803	1,803	1,744
Taxes on income from continuing operations	-697	-328	-540	-588	-643	-525
Merger and restructuring related charges (net of tax)	-14	-562	—	—	—	-141
Effect of purchase cost allocation (net of tax)	-100	—	—	—	—	—
Income (Loss) after tax from discontinued operations	2,891	93	143	174	137	137
Minority interests	-33	-31	-42	-43	-44	-40

Net income	4,002	899	1,203	1,346	1,253	1,175

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

Gruppo Intesa Sanpaolo

Consolidated balance sheet

(in millions of euro)

		31.12.2006	Changes		31.12.2006
	31.03.2007	restated (*)	amount	%	(**)
Assets
Financial assets held for trading and designated at fair value through profit and loss	99,078	87,380	11,698	13.4	46,328
Financial assets available for sale	41,297	41,291	6	—	5,518
Investments held to maturity	5,642	5,695	-53	-0.9	2,823
Due from banks	63,945	57,975	5,970	10.3	30,363
Loans to customers	331,870	326,750	5,120	1.6	190,830
Investments in associates and companies subject to joint control	3,055	3,921	-866	-22.1	2,183
Property, equipment and intangible assets	8,600	9,240	-640	-6.9	4,309
Tax assets	4,562	4,969	-407	-8.2	2,502
Non-current assets held for sale and discontinued operations	5,902	22,883	-16,981	-74.2	69
Other assets	13,968	14,546	-578	-4.0	6,856
Merger difference	20,725	—	20,725	—	—

Total Assets	598,644	574,650	23,994	4.2	291,781

		31.12.2006	Changes		31.12.2006
	31.03.2007	restated (*)	amount	%	(**)
Liabilities and Shareholders’ Equity
Due to banks	83,804	76,550	7,254	9.5	39,954
Due to customers and securities issued	345,948	343,917	2,031	0.6	202,762
Financial liabilities held for trading and designated at fair value through profit and loss	56,022	48,361	7,661	15.8	15,648
Tax liabilities	2,889	2,280	609	26.7	1,474
Liabilities associated with non-current assets held for sale and discontinued operations	5,485	21,781	-16,296	-74.8	63
Other liabilities	23,980	19,573	4,407	22.5	9,589
Technical reserves	22,218	22,540	-322	-1.4	—
Allowances for specific purpose	6,117	6,052	65	1.1	3,273
Share capital	6,646	6,646	—	—	3,613
Reserves	8,393	10,783	-2,390	-22.2	10,785
Merger reserves	31,093	9,152	21,941		—
Valuation reserves	1,120	1,209	-89	-7.4	1,209
Minority interests	927	1,105	-178	-16.1	852
Net income	4,002	4,701	-699	-14.9	2,559

Total Liabilities and Shareholders’ Equity	598,644	574,650	23,994	4.2	291,781

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

(**) Figures relative to Gruppo Intesa, as published in the Annual Report 2006.

Gruppo Intesa Sanpaolo

Quarterly development of the consolidated balance sheet

(in millions of euro)

	2007	2006 restated (*)
	31/3	31/12	30/9	30/6	31/3
Assets
Financial assets held for trading and designated at fair value through profit and loss	99,078	87,380	90,807	89,532	95,579
Financial assets available for sale	41,297	41,291	39,425	36,541	34,762
Investments held to maturity	5,642	5,695	5,192	5,194	5,089
Due from banks	63,945	57,975	62,833	61,070	62,819
Loans to customers	331,870	326,750	311,993	305,954	304,278
Investments in associates and companies subject to joint control	3,055	3,921	3,921	3,837	3,766
Property, equipment and intangible assets	8,600	9,240	7,855	7,843	7,343
Tax assets	4,562	4,969	5,050	5,165	5,383
Non-current assets held for sale and discontinued operations	5,902	22,883	21,529	22,999	21,249
Other assets	13,968	14,546	11,822	14,313	13,022
Merger difference	20,725	—	—	—	—

Total Assets	598,644	574,650	560,427	552,448	553,290

	2007	2006 restated (*)
	31/3	31/12	30/9	30/6	31/3
Liabilities and Shareholders’ Equity
Due to banks	83,804	76,550	79,884	71,778	80,072
Due to customers and securities issued	345,948	343,917	329,902	326,832	317,890
Financial liabilities held for trading and designated at fair value through profit and loss	56,022	48,361	49,782	48,699	53,630
Tax liabilities	2,889	2,280	2,834	2,608	2,562
Liabilities associated with non-current assets held for sale and discontinued operations	5,485	21,781	20,408	22,016	20,108
Other liabilities	23,980	19,573	16,257	21,162	20,153
Technical reserves	22,218	22,540	22,603	22,000	21,893
Allowances for specific purpose	6,117	6,052	5,170	5,111	5,380
Share capital	6,646	6,646	6,646	6,646	6,629
Reserves	8,393	10,783	10,730	10,713	10,554
Merger reserves	31,093	9,152	10,177	10,097	10,983
Valuation reserves	1,120	1,209	974	968	913
Minority interests	927	1,105	1,259	1,219	1,270
Net income	4,002	4,701	3,801	2,599	1,253

Total Liabilities and Shareholders’ Equity	598,644	574,650	560,427	552,448	553,290

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

Gruppo Intesa Sanpaolo

Breakdown of financial highlights by business area

(in millions of euro)

	Banca	Corporate &		International	Eurizon
	dei	Investment	Public	Subsidiary	Financial	Corporate
	Territori	Banking	Finance	Banks	Group	Centre	Total
Operating income
31.03.2007	3,009	634	62	436	358	188	4,687
31.03.2006 restated (*)	2,804	649	58	350	329	299	4,489
% change (a)	7.3	-2.3	6.9	24.6	8.8	-37.1	4.4

Operating costs
31.03.2007	-1,547	-197	-22	-219	-140	-222	-2,347
31.03.2006 restated (*)	-1,539	-206	-22	-204	-129	-226	-2,326
% change (a)	0.5	-4.4	—	7.4	8.5	-1.8	0.9

Operating margin
31.03.2007	1,462	437	40	217	218	-34	2,340
31.03.2006 restated (*)	1,265	443	36	146	200	73	2,163
% change (a)	15.6	-1.4	11.1	48.6	9.0		8.2

Income (Loss) before tax from continuing operations
31.03.2007	1,180	412	42	188	207	-74	1,955
31.03.2006 restated (*)	988	417	37	116	193	52	1,803
% change (a)	19.4	-1.2	13.5	62.1	7.3		8.4

Loans to customers
31.03.2007	210,764	61,806	33,209	18,906	2,253	4,932	331,870
31.12.2006 restated (*)	207,455	60,480	34,423	18,370	2,384	3,638	326,750
% change (b)	1.6	2.2	-3.5	2.9	-5.5	35.6	1.6

Direct customer deposits
31.03.2007	181,729	68,482	4,563	23,761	30,447	64,287	373,269
31.12.2006 restated (*)	186,116	64,993	4,431	23,247	30,483	60,804	370,074
% change (b)	-2.4	5.4	3.0	2.2	-0.1	5.7	0.9

(*) Figures restated on a consistent basis, considering i) the merger between Banca Intesa and SANPAOLO IMI and the connected transactions with Crédit Agricole and ii) the changes in the consolidation area.

(a) The change expresses the ratio between 31.03.2007 and 31.03.2006 restated.

(b) The change expresses the ratio between 31.03.2007 and 31.12.2006 restated.